April 6, 2006

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Re: Claymore/Raymond James SB-1 Equity Fund (File Nos. 333-132314 & 811-21863)

Dear Mr. Hale:

        We have reviewed the registration statement for Claymore/Raymond James SB-1 Equity Fund (the "Fund") filed on Form N-2 on March 10, 2006. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure.

PROSPECTUS:

Cover Page – Automatic Open-End Fund Conversion

1.   Please explain to us how the Fund's conversion feature is consistent with the staff's position set forth in Dessauer Global Equity Fund (pub. avail. April 3, 1997). In particular, please explain to us whether the Fund's investment operations will be changed in any material respect as a result of, or in connection with, the conversion.

Inside Cover Page – Investment Strategy

2.   The last sentence states that the Fund's portfolio will be rebalanced approximately every two weeks. Please confirm that any purchases of securities to meet the Fund's 80% policy during the intervening period after rebalancing will be made in securities that are rated SB-1 by Raymond James analysts as of the time of purchase. See Rule 35d-1 under the Investment Company Act.

Prospectus Summary – Raymond James Strong Buy 1 Ratings

3.   The third sentence states that a rating of SB-1 indicates generally that a stock is expected by Raymond James to appreciate and produce a total return of at least 15% over the next six months and the fourth sentence states that in the case of certain higher yielding or more conservative equities, a rating of SB-1 indicates that Raymond James expects such equities to produce a total return of at least 15% over the next 12 months. The above statements appear to be representations about the Fund's future performance (*i.e.*, performance exceeding 15% over the next 12 months). See Rule 156(b)(2)(ii) under the Securities Act. Please delete these statements and make corresponding changes to other sections of the registration statement that contain similar disclosure.

Prospectus Summary – Special Risk Considerations – Risks Relating to Raymond James Equity Securities Ratings

4.   The fourth bullet point states that other activities by Raymond James, such as underwriting and mergers advisory engagements, may prevent Raymond James' equity analysts from publishing ratings on certain companies and that, during such periods, the Fund will not be making corresponding adjustments to its portfolio with respect to such securities. It is our understanding that Raymond James expects to receive or intends to seek compensation for investment banking services from companies for which it provides research coverage in the next three months. As such activity may create a conflict of interest in how Raymond James rates these securities, please prominently disclose this potential conflict of interest in this section of the prospectus. In addition, this section appears to suggest that, during these periods, certain securities in the Fund's portfolio may lose their SB-1 rating (because Raymond James' analysts no longer publish ratings for them) but that the Fund would not sell these securities. As disclosure elsewhere in the prospectus states that the Fund will invest substantially all of its net assets in equity securities that are rated SB-1, please explain to us why the Fund would not sell these securities (*i.e.*, securities no longer rated SB-1) on the next rebalancing date.

Prospectus Summary – Special Risk Considerations – Other Business Activities of Raymond James

5.   The first bullet point states that Raymond James may engage in trading activities related to equity securities that are rated SB-1 for its own account (or affiliates' accounts) and for the accounts of other customers and that such trading activities may present a conflict of interest between the Fund's interests and the interests of Raymond James, its affiliates and other customers. Please describe in this section the policies that Raymond James has in place to address these conflicts of interest.

Summary of Fund Expenses

6.   The second line item in the Shareholder Transaction Expenses section of the table describes expenses borne by the Fund. As expenses borne by the Fund, by definition, are not borne by shareholders, please remove this line item from the Shareholder Transaction Expenses section of the table.

7.   The heading for the Annual Expenses section of the table states that figures are calculated as a percentage of net assets attributable to common shares (assuming no financial leverage is issued). Please delete the text included in the parenthesis and reflect the effects of leverage, if any, on the Fund's annual expenses. See Item 3.1 of Form N-2.

8.   The second line item in the Annual Expenses section describes the interest expense on borrowed funds and the fourth line item describes the costs of financial leverage. First, please explain to us the type of financial leverage that the Fund anticipates using. If the Fund intends to borrow money in a manner other than permitted by Section 18(f) of the Investment Company Act (applicable to borrowing limitations for an open-ended fund), please explain to us how the Fund will be able to achieve a conversion to an open-ended fund in a manner consistent with Dessauer Global Equity Fund (pub. avail. April 3, 1997). Second, as the heading for the Annual Expenses section of the table states that the figures assume no financial leverage is issued, please explain to us why the Fund has included line items relating to the issuance of financial leverage. Finally, as interest payments on borrowed funds are described in a separate line item of the fee table, please clarify in this section that the costs of financial leverage described in this line item do not include interest payments on borrowed funds.

Use of Proceeds

9.   This section states that it is anticipated that the Fund will be able to invest substantially all of the net proceeds of this offering within [] months. If the figure to be inserted in this section exceeds three months, please explain the reasons for the delay and the consequences of such delay. See Item 7.2 and Guide 1 to Form N-2.

Management of the Fund – The Investment Adviser

10.   The third paragraph describes the compensation paid by the Fund to the Investment Adviser for its services. Please state immediately following this paragraph that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund will be available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report. See Item 9.1(b)(4) of Form N-2.

Net Asset Value

11.   The second paragraph describes that the Fund calculates the value of certain portfolio securities at market value, if available, and by methods that the Trustees believe accurately reflects a fair value if market quotations are not readily available. This section states that the Fund values all other types of securities and assets at fair value. Please clarify in this section that the value of all securities and assets will be calculated at market value if such value is readily available. See Section 2(a)(41)(B) of the Investment Company Act.

Purchasing Shares

12.   This section states that if the Fund converts to an open-ended fund, a buyer whose purchase order is received by the transfer agent before the close of trading on the NYSE, currently 4:00 p.m. Eastern Time, will acquire Shares at the NAV set as of that day. As the Net Asset Value section of the prospectus states that the Fund calculates its NAV at 5:00 p.m., please explain how this policy is consistent with Rule 22c-1 under the Investment Company Act with respect to orders received after 4:00 p.m. but before the Fund calculates its NAV at 5:00 p.m. Also, please provide a similar explanation for the Fund's redemption policy described in the next section.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

13.   Investment restriction 3 states that the Fund may not concentrate 25% or more of its assets in any particular industry, except, among other things, as permitted by applicable law. Disclosure in the Industry and Sector risk section of the prospectus states that the Fund may invest a substantial portion of its assets in the securities of issuers in a single industry or sector if the issuers of securities rated SB-1 on a rebalancing day result in such a focus. Since the Fund's Sub-Adviser determines which securities will be rated SB-1, this disclosure appears to permit the Fund to reserve the right to concentrate its investments in any industry. The staff has historically taken the position that funds may not reserve the right to concentrate in an industry or group of industries. Please specify in this section the particular industries or groups of industries, if any, in which the Fund proposes to concentrate its investments. See Section 8(b)(1)(E) of the Investment Company Act and Instruction to Item 8.2(b)(2) of Form N-2. Please make corresponding changes in other sections of the prospectus and statement of additional information that suggest that the Fund may reserve the right to concentrate in an industry or group of industries.

Portfolio Management – Annual Bonus

14.   The first sentence states that the portfolio managers are paid a discretionary annual

bonus, which is <u>not</u> based on the performance of the Fund or managed accounts, by the Investment Adviser. Please describe in this section the method used to determine the portfolio managers' bonuses. <u>See</u> Item 21.2 of Form N-2.

GENERAL COMMENTS

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

17.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel